SECURITIES AND EXCHANGE COMMISSION

                 Washington, D.C. 20549


                       FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES

                    AMENDMENT NO. 1

             Pursuant to Section 12(g) of
         The Securities Exchange Act of 1934

           SYNERGY TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Colorado                              84-1379164
(State or other jurisdiction        (I.R.S. Employer
of incorporation or organization)   Identification No.)

Suite 210, 214
11th Ave. S.E., Calgary,
Alberta  Canada                                T2G 0X8
(Address of principal executive offices)    (Zip  Code)

                     (888) 378-6633
   Registrant's telephone number, including area code

Securities to be registered pursuant to Section 12(b)of the Act:

Title of each class             Name of each exchange on which
to be so registered:            each class is to be registered:

None                                       None

Securities to be registered pursuant to Section 12(g) of the Act:

     Title of class

Common: 50,000,000 Shares of Common Stock


                       TABLE OF CONTENTS

                         PART I

      Item 2. Management's Discussion and Analysis of Financial
Condition and Results of Operations............................    1

                        PART F/S


SYNERGY TECHNOLOGIES CORPORATION
Consolidated Financial Statements (Management prepared)
Six Month Period ended June 30, 1999

     Index

     Consolidated Balance Sheet . . . . . . . . . . . . . . . .
     Consolidated Statement of Operations and Deficit. . . . . .
     Consolidated Statement of Changes in Shareholders Equity. .
     Consolidated Statement of Cash Flows. . . . . . . . . . . .


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

     The Registrant has no ongoing primary income source at this time. Capital from equity issues or borrowings is required to fund future operations.

     During the period ended December 31, 1997, the Registrant raised $33,000.00 from its initial placement of common stock. Stone Canyon Colorado, the Registrant's wholly owned subsidiary, had debt on its balance sheet of $453,916 which was due and payable to Stone Canyon Canada prior to the acquisition of Stone Canyon Colorado by the Registrant. Subject to the share exchange agreement between the Registrant and Stone Canyon Colorado, the Registrant exchanged a total of 2,901,007 shares of its common stock on a one for one basis with Stone Canyon Colorado. In addition, the Registrant retired the loan payable by Stone Canyon Colorado to Stone Canyon Canada through the issue of 4,539,162 shares of common stock at the time of the acquisition.

     During the year ended December 31, 1998, the Registrant raised $175,000 from equity private placements and issued a total of 10,000,000 shares of common stock at a deemed value of $0.10 per share ($1,000,000) subject to the terms of a share exchange agreement between the Registrant and Laxarco, whereby the Registrant acquired 75% of the issued and outstanding shares of Carbon, the holder of a 100% interest in and to a patented and proprietary gas-to-liquids technology. Subsequent to the year ended December 31, 1998, and during the six month period ended June 30, 1999 the Registrant raised an additional $750,000 from equity private placements completed under a Regulation D, Rule 504 offering and $42,000 in relation to the exercise of warrants attached to the placements. During the six month period ended June 30, 1999 the Company executed a further agreement with Laxarco to acquire the remaining 25% of the issued and outstanding shares of Carbon whereby the Company has allocated for issue an additional 3,000,000 common shares at a deemed value of $0.10 per share.

     In addition, the Registrant entered into an agreement with Stone Canyon Canada, an Alberta corporation and an affiliate of the Registrant, whereby Stone Canyon Canada is required to fund the design and construction of a 4 bbl per day demonstration facility to test SynGen Technologies' patented GTL process in return for the Canadian licensing and marketing rights to the technology. To December 31, 1998, the Registrant and its subsidiaries had expended a total of $437,435 in relation to the development of the GTL Technology and have invoiced Stone Canyon Canada for reimbursement of applicable expenses totaling $370,799 (inclusive of a surcharge of 2.5% on all applicable charges for management of the accounts) in respect of the 4 bbl/day demonstration facility. To December 31, 1998, the Registrant had received a total of $88,448 in reduction of this account receivable. All amounts invoiced to Stone Canyon Canada to December 31, 1998, have been recorded on the financial statements as project income.

     During the six months ended June 30, 1999, Stone Canyon Canada and the Registrant continued to expend funds on the development of the GTL Technology. Under the terms of the agreement, Stone Canyon Canada is invoiced directly by suppliers for all expenses in relation to the 4 bbl/day demonstration facility. However, as at June 30, 1999, receivables due from Stone Canyon Canada in relation to the demonstration facility had increased by $6,216 from December 31, 1998. Subsequent to the year ended December 31, 1998, and during the six months ended June 30, 1999 the Registrant expended an additional $41,364 on development of the GTL Technology.

     Subsequent to the year ended December 31, 1998, and pursuant to the acquisition of Lanisco Holdings Limited effective January 6, 1999, the Registrant entered into an option agreement dated January 8, 1999 with Texas T Petroleum Ltd., a Colorado corporation, whereby the Registrant received payment of $100,000 in consideration for the granting of an option to Texas T Petroleum Ltd. whereby Texas T Petroleum would expend an additional $100,000 towards the re-construction of a heavy oil upgrading pilot plant in Orleans France, to earn the right to negotiate to acquire a 50% interest in and to the heavy oil upgrading technology. The option consideration ($200,000) received was recorded as income on the Registrant's financial statements to June 30, 1999. The Registrant expended option funds received to acquire 1,000,000 Units of Texas T Petroleum Ltd. at $0.10 per Unit effective January 8, 1999 which amount is recorded as an investment on the balance sheet to June 30, 1999. As of June 30, 1999 the Registrant and its subsidiaries had expended a total of $181,999 on development of the CPJ Technology. As at the six month period ended June 30, 1999, a total of $45,802, over and above the $200,000 advanced to the Company to fulfill the terms of the January 8, 1999 option agreement, had been received from Texas T Petroleum Ltd. in respect of development of the CPJ Technology. .

     Results of Operations

     During its initial period of operations ended December 31, 1997, the Registrant purchased certain exploration oil and gas leases at a total cost of $458,080. These leases were development prospects and no revenue was generated during this initial period. The Registrant also expended a total of $67,016 in general and administrative costs to the period ended December 31, 1997. The majority of the administrative costs were paid to computer consultants and former directors of the Registrant in relation to the initial project of the Registrant involving the provision to ATM customers of a solution for automated teller machines and electronic transfer processing.

     During the year ended December 31, 1997, the Registrant expended approximately $99,962 on exploratory drilling on two of the US leases which were subsequently declared dry holes. During the most recently completed fiscal year, the Registrant was invoiced a total of $229,859 for drilling and completion charges on development of a Canadian lease. The Registrant expended $90,427 during the fiscal year ended December 31, 1998 in relation to such invoices. The Registrant made a further reduction to the amount outstanding in relation to these invoices of $20,000 to June 30, 1999. No funds have been expended on the further development of the Registrant's oil and gas leases to the six months ended June 30, 1999.

     In May 1998, the Registrant acquired a seventy-five percent (75%) interest in Carbon, a Cyprus corporation, through a share exchange agreement which resulted in the Registrant issuing a total of 10 million shares of common stock at a deemed value of $0.10 per share. In June 1999, the Registrant acquired the remaining twenty-five percent (25%) of Carbon in exchange for the issue of an additional 3 million shares of common stock at a deemed value of $0.10 per share. The total of 13 million shares issued in connection with the acquisition of Carbon are currently being held in escrow pending the Technologies being proven to be commercially viable. Neither of the two technologies currently under development by the Registrant and its subsidiaries SynGen Technologies Limited and Carbon, have been proven commercially viable as yet. All or a portion of the 13 million shares issued for the acquisition of the two technologies are subject to verification of commercial viability.

     Subsequent to the acquisition and up to the six months ended June 30, 1999, the Registrant had expended $478,799 on research and development related to the gas-to-liquids technology. It is expected that significant expenditures will be incurred during the next nine to twelve months to prove the efficacy of the gas-to-liquids technology. All expenses related to the development of the 4 bbl per day demonstration facility will be incurred by Stone Canyon Canada in return for the Canadian marketing and licensing rights to the gas-to-liquids technology. The Registrant anticipates the cost for the design, engineering and construction of such facility to be approximately US$2 million. However, the Registrant will continue to be responsible for, and need to locate funding to the meet the costs of ongoing development of the gas-to-liquids technology.

     The Registrant and Texas T Petroleum Ltd. have entered into a series of transactions whereby Texas T will fund a significant portion of the costs associated with the development of the CPJ Technology. The Registrant intends to transform its current 1/2 bbl per day upgrading facility into a 500-1,000 bbl per day unit. The cost of engineering and developing the "scale up" of the current unit to a 500-1,000 bbl per day unit is anticipated to be $500,000 and the cost of constructing such a facility will be approximately $2-3 million.

     The Registrant's arrangements with Texas T have allowed it to bring the CPJ Technology to its current level of development and will meet a significant portion of the costs described in the preceding paragraph. In total, Texas T is obligated to provide the Registrant (or its subsidiaries or assigns) with US$1 million
in cash and 3 million units of Texas T.   Each Texas T unit
consists of one (1) share of common stock and a warrant to purchase one (1) share of common stock; 1 million of the warrants are priced at US$0.50 per share and the other 2 million warrants are priced at US$1.00 per share.

     The foregoing arrangements were the result of verbal and written agreements between the Registrant and Texas T. on January 8, 1999, the Registrant granted Texas T the option to acquire fifty percent (50%) of the Registrant's interest in the CPJ Technology. In exchange for such option, Texas T paid US$100,000 towards the development of the CPJ Technology and a subsidiary of the Registrant acquired 1 million Units of Texas T, with each Unit priced at $0.10. The Registrant and Texas T then executed a share exchange agreement dated as of June 26, 1999, whereby Texas T was granted the right to acquire from the Registrant fifty percent (50%) of the issued and organized shares of Carbon (which at that time was owned 100% by the Registrant) and thereby a 50% interest in and to the proprietary CPJ Process. The consideration for such interest is an additional US$900,000 and 2 million Texas T Units. The shares of Carbon to be transferred to Texas T under such agreement, as well as the 2 million Texas T Units, are currently being held in escrow pending fulfillment of Texas T's $900,000 funding obligation.

     The Registrant expects additional development costs, once Texas T has fulfilled its obligation, of approximately $1.5-$2.5 million which will be divided equally among the two shareholders of Carbon (i.e. the Registrant and Texas T). The Registrant expects to be funded by potential licensees, joint venture partners and/or other financing vehicles.

     Cash Flows

     The Registrant and its subsidiaries have achieved no net income from operations in either 1997 or 1998. Income was generated to the year ended December 31, 1998 by the reimbursement of GTL project expenses by Stone Canyon Canada totaling $370,799 of which $88,448 has been received. An additional invoice of $6,216 has been forwarded to Stone Canyon Canada as at June 30, 1999 to bring the total amount of the
receivable outstanding to  $288,567 as at June 30, 1999.   In
addition, the Registrant received $200,000 in option consideration to June 30, 1999 from Texas T Petroleum Ltd. in relation to agreements reached January 8, 1999 in respect of the development of the CPJ Process and a further $461 in consulting
fees.   The Registrant and its subsidiaries do not expect to
generate project revenues during the remainder of the current fiscal year to December 31, 1999. Therefore, the Registrant and its subsidiaries are dependent upon private placements, loans and/or joint venture arrangements, such as the separate agreements recently negotiated with Stone Canyon Canada and Texas T Petroleum Ltd. to fund future operations until it develops sufficient revenue from its assets. Current budgets project revenues to commence in the year 2000.

     If such sources of funds are not located, the Registrant will not be able to meet its objectives and may be forced to sell assets.

     Changes in Financial Position

     During 1997, the Registrant's current and long term assets increased by approximately $487,000 primarily as a result of the acquisition of certain oil and gas properties by Stone Canyon Colorado, the Registrant's wholly owned subsidiary acquired as a result of a share exchange effective November 24, 1997. At the year ended December 31, 1997 liabilities totaled approximately $38,000 and consisted of outstanding accounts due to creditors.

     During 1998, the Registrant's assets increased by approximately $1.3 million primarily due to the acquisition of 75% of Carbon through the issue of 10 million shares at a deemed value of $0.10 per share ($1,000,000). Current assets increased primarily as a result of an increase in accounts receivable of $282,351 reflecting income realized from the invoicing of project expenses with respect to the GTL Technology to a third
party for reimbursement.   While the balance sheet reflects a
reduction in the Oil Lease Acquisition account as a result of $171,019 in lease development costs expended during the previous period being expensed through the operating accounts, the Registrant was invoiced $229,859 (and expended a total of $90,427 with respect to such invoice) on development of its Alberta,
Canada leases to the year ended December 31, 1998.   To the six
months ended June, 1999 the Registrant's assets increased further with the addition of $200,000 in option consideration received and invested in the acquisition of share capital and the expenditure of $181,999 on development of the CPJ Process and $41,364 on the development of the GTL Technology. The Company also made some minor leasehold improvements for a total of $8,062 to June 30, 1999

     Current liabilities at December 31, 1998 amounted to $834,965 and consisted primarily of loans payable with respect to funds advanced for general working capital by various related and un-related parties, and outstanding accounts due to creditors of the Registrant and its subsidiaries. Of the outstanding loans payable at December 31, 1998, $156,500 was due to a related party with a director and officer in common to the Registrant and its subsidiaries; $116,396 was due to various unrelated, arm's length parties and $67,309 was due to a Colorado corporation in respect of a refundable deposit received in respect of the development of the GTL Technology. Of the outstanding accounts due to creditors, there remained upaid a total of $153,838 in respect of project expenses for the development of the GTL Technology.
(This amount is also reflected on the balance sheet as an account receivable due from Stone Canyon Canada in respect of their September 30, 1998 agreement to fund all project expenses in relation to the development of the GTL Technology and construction of the 4 bbl per day demonstration facility.) The remaining balance in accounts payable of $340,922 reflects amounts due to approximately 30 creditors for various aspects of the general operations of the Registrant and its subsidiaries including management services, consulting services, investor relations activities, advertising and promotion, secretarial services, office expense, rent, legal, accounting and transfer services and various other general fees and charges. To the subsequent period ended June 30, 1999, the Registrant's liabilities decreased as a result of the payment of certain creditors' outstanding loans and acquisition by those creditors of common shares in the aggregate amount of $411,311, however, accounts payable increased slightly with the addition of engineering, equipment and consulting expenditures in relation to the forward progress of both the GTL and Heavy Oil upgrading technologies.

     Shareholders equity at December 31, 1997 was approximately $449,000 inclusive of a loss from operations of $67,016. As of December 31, 1998 the shareholders equity had increased to $918,059 inclusive of an accumulated loss from operations of $772,854. Total issued and outstanding share capital as of the year ended December 31, 1997 was 9,989,669 common shares as compared to a total of 20,332,526 common shares as of December 31, 1998. As at the subsequent six month period ended June 30, 1999, total issued and outstanding share capital was 21,874,526 common shares with total shareholders' equity increasing to $1,945,526, inclusive of a net loss from six month of operations totaling $64,533.

     The Registrant will require additional equity loans to meet its primary business goal of bringing its development technologies to the market.

     Comparison of Results of Operations for the Fiscal Periods ended
December 31, 1997 and 1998 and subsequent six month period ended June 30, 1999.

     The Registrant had no operating revenues to the year ended December 31, 1997. For the year ended December 31, 1998 the Registrant realized revenues from project expenses reimbursed in respect of the development of the GTL Technology of $370,799 and an additional $200,461 in option and consulting consideration to the six months ended June 30, 1999.

     The Registrant incurred operating losses of $67,016 in 1997 and accumulated losses of $772,854 in 1998, which resulted in losses per share of $0.02 and $0.05 respectively. There was an additional loss of $64,533 to the six month period ended June 30, 1999. The Registrant anticipates the fiscal year ended December 31, 1999 will continue to reflect losses and minimal revenues. Current budgets and project time lines project revenues from licensing fees as a result of the marketing of one or both of the Registrant's development technologies will be generated during the year ending December 31, 2000.

      Liquidity

     The Registrant expects that its need for liquidity will increase in 1999 and 2000 in anticipation of expending funds to develop its heavy oil upgrading and gas-to-liquids technologies.

     Short Term

     On a short term basis the Registrant does not generate any revenue to cover operations. The Registrant will continue to be dependent on equity funds raised, joint venture arrangements and/or loan proceeds to meet current and recurring liabilities, general working capital and technology development expenses until such time as the Registrant is generating net annual revenues.

     The Registrant's current liabilities of $834,965 exceeded current assets of $309,253 as at the year ended December 31, 1998 by $525,712. A total of $353,000 of the current liabilities was owed to various individuals with respect to funding the ongoing development of the technology and general working capital. These individuals agreed to subscribe for equity placements during the
first quarter of fiscal 1999.   As at June 30, 1999 current
liabilities were reduced and exceeded current assets by $274,516. Certain amounts totaling $45,802 presently included in the current liabilities as accrued liability as at the six months ended June 30, 1999 will be re-allocated to the technology development accounts upon receipt of total funds of $900,000, fulfilling the terms of a June 26, 1999 agreement.

     Long Term

     Presently on a long term basis, the Registrant has no fixed assets. Asset value will be dependant on the successful development of the two proprietary technologies and proof of their commercial viability.

     As mentioned above the Registrant does not presently generate any ongoing revenue. It is anticipated that operations will have minimal net cash flow to the fiscal year ended December 31, 1999. The Registrant will remain reliant on the successful development and marketing of the heavy oil upgrading process and gas-to-liquids process for possibility of future income.

     Capital Resources

     The primary capital resources of the Registrant are its stock which may be illiquid because of resale restrictions and/or as a result of unproven development technologies encompassing the major assets of the Registrant.

     As of the date of this filing the Registrant and its subsidiaries had material commitments within the next year of
approximately $3 million.   These commitments are either to
finance and/or to arrange to have financed, continuing research and development relating to its technology. Certain of these committed expenditures have been financed by divestiture of certain marketing and licensing rights and/or sale of an interest in and to one or both of the Registrant's proprietary processes.

SYNERGY TECHNOLOGIES CORPORATION

Consolidated Balance Sheet
For the Six Month period ended June 30, 1999

 ASSETS
 Current
  Cash                                                       $     3,727
  Receivables (Note 3)                                           306,837
  Receivable - related parties (Note 4)                            4,058
  Prepaid expenses                                                 5,605
                                                                 320,227
 Oil lease acquisition and development costs (Note 7)
                                                                 516,332
Technology acquisition (Note 8)                                1,588,739
Leasehold improvements and software                                8,062

Other asset  - Organisation Costs, net                             6,909

Investments (Note 8)                                             100,000
                                                               2,220,042
 TOTAL ASSETS                                               $  2,540,269

LIABILITIES
 Current
  Accounts payable and accrued expenses (Note 5(b))
                                                            $    515,897
  Loans payable (Note 5(a))                                       78,846
                                                                 594,743
STOCKHOLDERS' EQUITY
Common stock,
$0.002 par value 100,000,000 shares authorized,
21,874,526 shares issued                                     $    49,749

Additional paid in capital                                      2,733,164
Accumulated deficit                                              (837,387)
TOTAL STOCKHOLDERS' EQUITY                                      1,945,526
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $  2,540,269

Approved by the Directors:   /s/ Cameron Haworth      /s/ Jacquie Danforth
                                  Director                 Director

SYNERGY TECHNOLOGIES CORPORATION
Consolidated Statement of Operations and Deficit
For the Six Month period ended June 30, 1999

Revenue
   Option and other income                                    $    200,461

General and administrative expenses
   Accounting                                                  $    12,099
   Advertising                                                       4,335
   Amortization/Depreciation                                            70
   Bank charges and interest                                         1,090
   Consulting                                                       50,249
   Exchange                                                         (3,056)
   Filing, membership and conference fees                             2,251
   Investor relations                                                56,672
   Lease and equipment rentals                                        1,356
   Legal fees                                                        37,231
   Management fees                                                   39,000
   Office expense                                                    16,596
   Rent                                                               7,578
   Secretarial                                                        1,916
   Telephone                                                          4,803
   Transfer agent                                                     2,198
   Translation fees                                                   2,538
   Travel and promotion                                              28,068
Total expense                                                  $    264,994

Net Income(Loss) for period                                    $    (64,533)

Deficit, beginning of year                                     $   (772,854)

Deficit, end of period                                         $   (837,387)



SYNERGY TECHNOLOGIES CORPORATION

Consolidated Statement of Changes in Stockholders' Deficit
For the Six Month period ended June 30, 1999

                 Common Stock           Additional Paid     Accumulated        Total
                Par Value $0.002         in Capital           Deficit       Stockholder's
                                                                          Equity (Deficit)
                Shares         Amount

Balances
12/3/198        20,332,526     $40,666  $1,650,247            $(772,854)  $918,059

Common Stock
Issued $0.50 per
share 2/10/99       86,000         172      42,828                -----     43,000

Common Stock
Issued $0.50 per
share 2/17/99    1,059,314       2,119     527,538                -----     529,657

Common Stock
Issued $0.50 per
share 3/31/99       45,000          90       22,410               -----     22,500

Common stock
Issued $0.50 per
share 4/7/99        309,686        618      154,225               -----    154,843

Common stock
issued $1.00 per
share 4/30/99        42,000         84       41,916               -----     42,000

Common stock reserved
but not yet issued
Deemed value $0.10
per share         3,000,000      6,000       294,000              -----    300,000

Nett Gain Period
ended 6/30/99        -----       -----        -----              (64,533)   (64,533)

Balances
June 30, 1999    24,874,526    $ 49,749   $ 2,733,164        $   (837,387)$ 1,945,526




SYNERGY TECHNOLOGIES CORPORATION

Consolidated Statement of Cash Flows
For the Six Month period ended June 30, 1999

Cash provided by (used for) operating activities

   Loss for the period                                       $    (64,533)


Changes in non-cash working capital:
   Net change in receivables                                 $    (17,797)
   Net change in payables                                          21,137
   Minority Interest                                               (2,514)
   Organization costs                                              (6,000)
   Net change in prepaid expenses                                  (3,856)

                                                             $     (9,030)

Cash provided by financing activities
   Issuance of shares                                        $  1,092,000
   Loan proceeds & other liabilities                             (261,359)

                                                             $    830,641

Cash used for investing activities
   Acquisition of petroleum and natural gas interests        $   (138,845)
   Technology Development Costs                                  (520,850)
   Leasehold and software acquisition                               8,062

   Acquisition of shares                                         (100,000)
                                                             $   (767,757)

Increase (Decrease) in cash                                  $    (10,679)

Cash, beginning of year                                       $    14,406

Cash, end of period                                            $    3,727


1.    Summary of Significant Accounting Policies

General

Synergy Technologies Corporation (formerly Automated Transfer Systems Corporation), was incorporated in Colorado on February 10, 1997. On November 24, 1997 the Company merged with Stone Canyon Resources, Inc., another Colorado corporation. Prior to the merger Automated Transfer Systems Corporation had no operations. Prior to the merger Stone Canyon had 2,901,007 shares of common stock outstanding and Automated Transfer Systems had 2,549,500 shares of common stock outstanding. In the merger Stone Canyon shareholders traded each of their 2,901,007 shares for one share in Automated Transfer Systems. Also in the merger Automated Transfer Systems sold 4,539,162 new shares of its common stock to extinguish $453,916 of the debt of Stone Canyon Resources, Inc. At the end of the merger there were 9,989,669 shares outstanding. The former creditor of Stone Canyon Resources, Inc. became the controlling party in the Company, owning more than 60% of the Company's outstanding stock. Synergy Technologies Corporation and its wholly owned subsidiary, Stone Canyon Resources, Inc. acquired development lease land with certain mineral rights and expended funds to exploit these oil and gas resources. Synergy Technologies and its 100% owned subsidiary, Carbon Resources Limited have acquired a patented and proprietary technology for the conversion of gas to liquids. Carbon Resources Limited and its wholly owned subsidiary, Lanisco Holdings Limited have acquired a patented and proprietary technology for the upgrading of heavy oil. Synergy, Carbon and Lansico have expended funds on the continuing research and development of these proprietary technologies to prove their commercial application, establish market recognition and generate licensing and royalty revenues through exploitation of the processes.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, as follows:

  (i) Stone Canyon Resources Inc., a Colorado corporation formed on November 6, 1996, which completed a share exchange agreement with Automated Transfer Systems Corporation effective November 24, 1997. Under the terms of the agreement, Stone Canyon Resources Inc. became a wholly owned subsidiary of the Company.

  (ii)  Carbon Resources Limited, a Cyprus corporation, formed
on April 28   1998, which completed a share exchange agreement
with Automated Transfer Systems Corporation effective June 2, 1998. Under the terms of the agreement, Carbon Resources Limited became a 75% owned subsidiary of the Company. On June 25, 1999, Synergy Technologies Corporation negotiated the acquisition of the remaining twenty-five percent (25%) of the shares of Carbon Resources Limited and Carbon Resources Limited became a wholly owned subsidiary of Synergy Technologies Corporation. On June 26, 1999, Synergy Technologies Corporation executed a share exchange agreement with Texas T Petroleum Ltd., a Colorado corporation whereby Texas T Petroleum Ltd. has the right to acquire a 50% in the shares of Carbon. These financial statements presently include 100% of the accounts and records of Carbon Resources Ltd. and will continue to reflect a 100% interest until such time as Texas T Petroleum Ltd. fulfills its obligations to earn 50% of the shares of Carbon.

  (iii) Lanisco Holdings Limited, a Cyprus corporation, formed on September 7, 1998, and acquired by Carbon Resources Limited, to become a wholly owned subsidiary effective January 6, 1999

SynGen Technologies Limited., a Cyprus corporation, formed on June 25, 1999, as a wholly owned subsidiary, to which Synergy Technologies transferred its 100% interest in the gas-to-liquids technology from Carbon Resources Limited The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes. All reported amounts are in US dollars.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Development Stage Company

The Company meets the guidelines of SFAS No. 7 and as such is classified as a development stage company.

Pro Forma Compensation Expense

The Company accounts for costs of stock-based compensation in accordance with APB No. 25, "Accounting for Stock Based
Compensation" instead of the fair value based method in SFAS No.
123.  No stock options have been issued.   Accordingly, no pro
forma compensation expense is reported in these financial statements.

Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for its petroleum and natural gas interests whereby all costs in excess of recoveries related to the exploration for and the development of petroleum and natural gas reserves are capitalized until such time as the cost centre to which they relate has commercial production, is sold or abandoned. Under this method of accounting, gain or loss on the sale of a property or group of properties is only recognized when such sale significantly alters the relationship between capitalized costs and proved reserves attributable to a cost centre. Management has determined each country to be a cost centre.

The total costs capitalized within each cost centre evaluated at year end prices, net of accumulated depletion, is limited to the value of future net revenues, less related administrative and financing costs, for the estimated production of proved petroleum and natural gas reserves plus the cost of properties not being amortized due to their stage of development plus the lower of cost or estimated fair market value of unproved properties which are included in the pool of costs being depleted.

Depletion of costs capitalized on producing properties is calculated based on the portion of proved reserves produced during the year. Reserves and production of petroleum and natural gas are calculated after royalties and are converted to equivalent units of energy as determined by engineering studies. All other costs other than those relating to properties with unproven reserves are subject to depletion.

Foreign Currency Translation

The Company translates its assets and liabilities at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year.
Foreign exchange gains and losses are deferred and shown separately in shareholder's equity. At June 30, 1999 net gains and losses have been immaterial and are not shown separately.

Property and Equipment

Property and equipment, when acquired, are stated at historical cost.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization, when appropriate, using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).

Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes

The company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

1. Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Per Share Information

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

2.  Provision for Income Taxes

The provision for income taxes for the period ended June 30, 1999, represents the minimum state income tax expense of the Company, which is not considered significant.

3.  Receivables
The receivables as stated on the consolidated Balance Sheet consist of the following accounts:

Receivable from Stone Canyon Resources Ltd., a company
incorporated pursuant to the laws of the Province of Alberta, and an affiliate of Synergy Technologies Corporation.  On September
30, 1998, Synergy Technologies entered into an agreement with
Stone Canyon Resources Ltd.  ("Stone-Canada"), whereby Stone
Canada committed to fund the design and construction of a 4 bbl per day demonstration facility in the Province of Alberta in exchange for the Canadian marketing and licensing rights to
Synergy's proprietary Gas to Liquids technology.  The amount recorded as a receivable on the Balance Sheet includes project development costs chargeable to the 4 bbl per day demonstration facility.  The account bears no interest and is subject to no specific terms of repayment.
                                                                $ 288,567
GST Receivable.  Certain expenses for services rendered and
supplies acquired in Canada are subject to a federal Goods and
Services Tax of 7% which is refundable to the Company at fiscal year end.  This amount is refunded to the Company upon filing of a GST return in Canada.
                                                               $   17,887
Other Receivables.- A small receivable for office work
contracted out due and payable from Texas T Resources Inc.
                                                               $      383
TOTAL RECEIVABLES:                                             $  306,837

4.  Receivables - Related Parties

This receivable is due from shareholders and bears no interest and is not subject to any specific terms of repayment.

5.  Accounts Payable and Loans Payable
(a) Loans payable of $78,846 as reported on the consolidated Balance Sheet reflect amounts advanced to Synergy Technologies and its subsidiaries from various arms length corporations for general working capital. These amounts bear no interest and have no stated terms of repayment. This amount includes $45,802. advanced by Texas T Petroleum Ltd. under the terms of the June 26, 1999 agreement.

(b) Other liabilities of $30,900 included in accounts payable reflect amounts advanced from Texas T Petroleum Ltd. in respect to development of the GTL Technology.

6.  Commitments and Contingencies

Operating Leases

Stone Canyon Resources Inc., a wholly owned subsidiary of Synergy Technologies corporation, is required to remit annual lease rentals in order to keep its development oil and gas leases current. To date the Company is current in its remittance of the requisite lease rentals.

Stone Canyon Resources Inc., a wholly owned subsidiary of Synergy Technologies Corporation, has been advised by the operator of certain oil and gas leases located in Johnston County, Wyoming that the leases must be drilled by July 1, 1999 in order to fulfill the terms of an original acquisition agreement surrounding the purchase of the leases or the leases will revert to the original holder. The Company is in dispute with the operator regarding representations it made in connection with the acquisition of this project and does not intend to commence drilling of the leases. (See Note 6 Litigation)
Minimum lease payments on annually renewable oil leases amount to $1,857 for each of the five next years.

Litigation

The company has recently been named a Defendant in a legal action brought forth by a group of founding shareholders in respect of a stop transfer the company has placed on their shares and the Company's decision not to drill certain leases acquired from these founding shareholders. The action was commenced following Synergy's review of certain oil and gas leases acquired by its wholly owned subsidiary, Stone Canyon Resources Inc., which raised several issues of concern.

Upon completion of the review the company determined that it may not have received valid consideration for the amounts paid to and subsequently the shares issued to certain founding shareholders in return for these development leases. The Company placed a stop transfer on all shares issued to the founding shareholders pending a legal determination as to valid consideration. Bataa Oil Inc., its affiliated companies and employees as well as Richard and Anita Knight (the "Plaintiffs") have commenced action against Synergy Technologies, Stone Canyon Resources Inc. (a wholly owned subsidiary) and Stone Canyon Resources Ltd. (an affiliated corporation) for the release of their shares. The Plaintiffs have claimed breach of contract and breach of fiduciary duty. The Company intends to respond to this action and will vigorously defend the litigation. The Company may commence legal action against those shareholders and certain other founding shareholders to recover all costs of the lease acquisitions and the return of any shares issued to the founders.

Subsequent to the period, the Company received notice of a demand for arbitration from the American Arbitration Association which was initiated by NACC. NACC is seeking damages of 325,000 shares of the Company's stock, attorneys fees and punitive damages. The Company denies all allegations made by NACC in this claim and intends to vigorously defend this arbitration.

Licensing and Consulting Agreements

Synergy Technologies Corporation paid and/or accrued a total of $30,000 in management fees to CMJ Consulting Ltd., and Alberta company of which Ms. Danforth is a common director, secretary-treasurer and a one-third shareholder, subject to a management contract.

Stone Canyon Resources Inc. (a wholly owned subsidiary of
Synergy), paid and/or accrued to Ms. Jacqueline Danforth, director and secretary-treasurer, $1,500 for services rendered subject to a consulting agreement over the period from January 1, 1999 to June 30, 1999.

Stone Canyon Resources Inc. (a wholly owned subsidiary of Synergy Technologies Corporation), paid and/or accrued to CMJ Consulting Ltd., an Alberta company of which Ms. Danforth is a common director, secretary-treasurer and a one-third shareholder, $9,000 in management fees pursuant to a management contract.
Effective September 30, 1998, Synergy Technologies entered into an agreement with Stone Canyon Resources Ltd. ("Stone-Canada"), whereby Stone-Canada committed to fund the design and construction of a 4 bbl per day demonstration facility in the Province of Alberta in exchange for the Canadian marketing and licensing rights to Synergy's proprietary Gas to Liquids technology. (See Note 3 Receivables)

7.     Oil And Gas Leases 1999

U.S.A.
   50% interest in Meadow Deep, Wyoming
   and D-Sand, Colorado, prospects                                287,060

   15% interest in Rose Creek and Sage Creek prospects,

   Wyoming (dry hole costs written off)                                 0

   5% interest in Hell's Canyon prospect, Wyoming
(dry hole costs written off)                                            0

Canada
   33.57% BPO interest in Wilson Creek prospect, Alberta,
   drilling and casing expense to date                            229,272
                                                                  516,332

During the period Stone Canyon Resources Inc. and Synergy
Technologies corporation executed an agreement with Revival
Resources Ltd. to acquire their 22.38% APO interest in the Wilson Creek Prospect as well as their respective interest in certain other development leases located in the Province of Alberta.
Under the terms of the agreement, Synergy Technologies
Corporation will issue a total of 63,801 shares of common stock at a deemed value of $33,895 in full and final payment for the leases. As of the date of this report the shares had been allocated but not yet issued.

8.     Technology Agreements

On May 5, 1998, Synergy Technologies Corporation (formerly Automated Transfer Systems Corporation) entered into a share exchange agreement with Laxarco Holding Limited whereby Synergy acquired 75% of the issued and outstanding shares of Carbon Resources Limited, a company incorporated pursuant to the laws of the Republic of Cyprus and holder of a 100% interest in and to a gas to liquids technology, in exchange for the issuance of 10,000,000 shares of Synergy Technologies Corporation. The shares were issued at a deemed value of $0.10 per share and pursuant to the share exchange agreement have been placed in escrow to be released upon the successful development of the gas to liquids technology. Under the terms of the agreement Laxarco Holding Limited granted to Synergy Technologies an irrevocable voting power of attorney until the 10,000,000 shares are released from escrow. The Share Exchange received shareholder approval on June 5, 1998.

On January 6, 1999, Carbon Resources Limited, a 75% owned subsidiary of the Company, acquired the shares of Lanisco Holdings Limited, a company incorporated in the Republic of Cyprus, which holds the rights to a proprietary technology for the upgrading of heavy oil.

Effective January 8, 1999, Synergy Technologies Corporation reached a verbal agreement with Texas T Petroleum, Ltd., a Colorado oil and gas corporation, whereby Lanisco Holdings Limited would acquire 1,000,000 units of common shares of Texas T Petroleum, Ltd., each unit consisting of one share and one share purchase warrant entitling Synergy to purchase one additional share of Texas T Petroleum Ltd. at $0.50 per share within three years from January 8, 1999. Texas T Petroleum Ltd. committed to expend $100,000 towards the reconstruction of the 1/2 bbl per day heavy oil upgrading pilot plant to be constructed in Orleans, France.

Effective June 25, 1999, the Company acquired the remaining 25% of the shares of Carbon Resources Ltd. for the issuance of 3,000,000 shares of the Company at a deemed price of $0.10 per share. The shares have been allocated and are included in these statements as reserved for issuance.

Effective June 26, 1999, Synergy Technologies Corporation executed a share exchange agreement with Texas T Petroleum Ltd., a Colorado corporation, whereby Texas T Petroleum Ltd. has the right to acquire fifty percent (50%) of the issued and organised shares of Carbon Resources Limited in exchange for the issuance of 2,000,000 Units of Texas T Petroleum, each Unit consisting of one share and one share purchase warrant entitling Synergy to purchase one additional share of Texas T Petroleum Ltd. at $1.00 per share within two years from June 26, 1999, and the payment of $900,000 to Carbon resources for the development of the heavy oil technology.

Technology

Issuance of 10,000,000 shares at $0.10 per share                 $1,000,000

Allocation of 3,000,000 shares at $0.10 per share for the
remaining  shares of Carbon Resources Ltd.                          300,000

Acquisition of 5,000 shares of Carbon Resources Limited             (10,058)

GTL development                                                     116,798

Heavy Oil development                                               181,999

                                                                 $1,588,739

9.     Name Change

On February 12, 1999, Automated Transfer Systems Corporation filed a Certificate of Amendment with the Department of State of The State of Colorado changing its name to Synergy Technologies Corporation. The name change was accepted by the State of Colorado on March 2, 1999.

10.    Subsequent Events - Nil

The foregoing consolidated unaudited financial statements of the Company for the period ending June 30, 1999, include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


DATED: August 16, 1999.

SYNERGY TECHNOLOGIES CORPORATION



By:   /S/   Cameron Haworth
Name:   Cameron Haworth
Title:  President

Directors:


/S/    Cameron Haworth



/S/    Jacqueline R. Danforth